July 17, 2020

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	OneConnect Financial Technology Co., Ltd. Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”).  The Draft Registration Statement includes financial statements for FY 2017, FY 2018 and FY 2019. The Company expects to include financials for the six months ended June 30, 2019 and 2020 in a subsequent submission. The Company also expects to update the industry data to December 30, 2019 in a subsequent submission.

Please note that the registration statement on Form F-1 in connection with the initial public offering of the Company (File No. 333-234666) (the “IPO Registration Statement”) was fully reviewed by Brittany Ebbertt, Craig Wilson, Mitchell Austin and Jan Woo of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on December 12, 2019. The IPO Registration Statement included financial statements for FY2017 and FY2018 and the nine months ended September 30, 2018 and 2019.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following December 12, 2019, the effective date of the IPO Registration Statement, and that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act. The Company also confirms that it will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me by phone at +852-2532-3783 or via email at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:        Wangchun Ye, chairman and chief executive officer, OneConnect Financial Technology Co., Ltd.

Yiming Fei, Senior Vice President and Secretary of the Board of Directors, OneConnect Financial Technology Co., Ltd.

Lo Wei Jye Jacky, Chief Financial Officer, OneConnect Financial Technology Co., Ltd.

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP